SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BladeLogic, Inc.
(Name of Subject Company (Issuer))
Bengal Acquisition Corporation
BMC Software, Inc.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	09265M102
(Titles of classes of securities)	(CUSIP number of class of securities)
Denise M. Clolery
Senior Vice President, General Counsel & Secretary
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042-2827
(713) 918-8800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)
Copies to:
Peter F. Kerman
Luke J. Bergstrom
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Tel: 650-328-4600
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable*	Not applicable*
*	filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of BladeLogic, Inc., a Delaware corporation (“BladeLogic”), by Bengal Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of BMC Software, Inc., a Delaware corporation (“BMC”). The transcript of the conference call held on March 17, 2008 entitled “BMC Software to Purchase BladeLogic” is attached as Exhibit 99.1. A copy of the slide show from the media kit posted on BMC’s website on March 17, 2008 is attached as Exhibit 99.2. The text of the pages on BMC’s website announcing the merger with BladeLogic, Inc., posted on the BMC website on March 17, 2008, is attached as Exhibit 99.3. The transcript of an audio quote from BMC President and Chief Executive Officer Robert Beauchamp posted on the BMC website on March 17, 2008 is attached as Exhibit 99.4. The transcript of an audio quote from BladeLogic President and Chief Executive Officer Dev Ittycheria posted on the BMC website on March 17, 2008 is attached as Exhibit 99.5. The transcript of an audio quote from BMC Senior Vice President Jim Grant posted on the BMC website on March 17, 2008 is attached as Exhibit 99.6.
     THE TENDER OFFER DESCRIBED IN THE EXHIBIT ATTACHED TO THIS FILING HAS NOT COMMENCED. THE DESCRIPTION CONTAINED HEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF BLADELOGIC’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO, INCLUDING AN OFFER TO PURCHASE AND OTHER RELATED MATERIALS THAT BENGAL ACQUISITION CORPORATION, A WHOLLY OWNED SUBSIDIARY OF BMC SOFTWARE, INC., INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, BLADELOGIC STOCKHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, BLADELOGIC STOCKHOLDERS WILL BE ABLE TO OBTAIN THE TENDER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER, FREE OF CHARGE AT THE WEBSITE OF THE SECURITIES AND EXCHANGE COMMISSION AT WWW.SEC.GOV, FROM THE INFORMATION AGENT AND DEALER MANAGER NAMED IN THE TENDER OFFER MATERIALS OR FROM BENGAL ACQUISITION CORPORATION.
Exhibit Index

Exhibit No.	Description
99.1	Text of transcript of conference call on March 17, 2008, entitled “BMC Software to Purchase BladeLogic”
99.2	Copy of the slide show from the media kit posted on BMC’s website on March 17, 2008
99.3	The text of the pages on BMC’s website announcing of the merger with BladeLogic, Inc., posted on BMC’s website on March 17, 2008
99.4	The transcript of an audio quote from BMC President and Chief Executive Officer Robert Beauchamp posted on BMC’s website on March 17, 2008
99.5	The transcript of an audio quote from BladeLogic President and Chief Executive Officer Dev Ittycheria posted on BMC’s website March 17, 2008
99.6	The transcript of an audio quote from BMC Senior Vice President Jim Grant posted on BMC’s website March 17, 2008

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